July 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz, Assistant Director

Kevin J. Kuhar, Accounting Branch Chief

Caleb French, Staff Attorney

Tim Buchmiller, Senior Attorney

Re:	Summit Semiconductor, Inc.

Registration Statement on Form S-1

File No. 333- 224267

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Alexander Capital, L.P., as the representative of the several underwriters, hereby joins in the request of Summit Semiconductor, Inc. for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended, so that it becomes effective as of 5:30 p.m. Eastern Time on Wednesday, July 25, 2018, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through July 25, 2018, we distributed an aggregate of approximately 500 copies of the Preliminary Prospectus, dated July 25, 2018, to potential investors.

The undersigned has and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

ALEXANDER CAPITAL, L.P.

As Representative of the Several Underwriters
Named in the Underwriting Agreement

By:	/s/ Michele Misiti
Name: Michelle Misiti
Title: Director of Operations

[Signature Page to Underwriters’ Acceleration Request]